Filed by Marquee Raine Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marquee Raine Acquisition Corp.

Commission File No.: 333-256147

Date: July 26, 2021

Enjoy Technology and Marquee Raine Acquisition Corp. Name Denise Young Smith and Salaam Coleman Smith as Nominees for Post-Closing Board of Directors

Experienced and Skilled Board to take Effect as Enjoy Converts to a Public Company, Following Completion of Business Combination with Marquee Raine Acquisition Corp.

Palo Alto, CA – July 26, 2021 – Enjoy Technology, Inc. (“Enjoy” or the “Company”), a technology-powered service platform reinventing “Commerce at Home,” and Marquee Raine Acquisition Corp. (“Marquee Raine” or “MRAC”) (NASDAQ: MRAC) today announced Denise Young Smith and Salaam Coleman Smith as nominees for its post-closing Board of Directors. These nominations add two additional seasoned executives to Enjoy’s Board, that consists of experienced leaders across the retail, technology, entertainment and financial sectors. Enjoy’s Board will take effect as the Company becomes a public company following the completion of its business combination with Marquee Raine, expected in the third quarter of 2021.

Ms. Young Smith recently closed a two-decade career with Apple, where she served as its chief human resources executive. She previously was the company’s first-ever senior executive overseeing inclusion and diversity. Ms. Coleman Smith’s extensive media career includes leadership positions with The Walt Disney Company, Comcast Corporation’s NBCUniversal and Viacom.

Upon the closing of the business combination with Marquee Raine, Enjoy’s Board of Directors will include:

Ron Johnson (Chairman) Founder and CEO Enjoy Technology	Tom Ricketts Co-Chairman, Marquee Raine Co-Founder and CEO, Incapital

Salaam Coleman Smith Former Executive Vice President, ABC Family The Walt Disney Company	Brett Varsov Co-Chief Executive Officer, Marquee Raine Partner and Head of M&A, The Raine Group

Fred Harman Managing Partner Oak Investment Partners Jonathan Mariner Chief Administrative and People Officer Enjoy Technology	Denise Young Smith Former Vice President of Worldwide Talent and Human Resources, Apple Gideon Yu Co-Owner San Francisco 49ers

“I am thrilled to welcome Denise and Salaam, two incredibly talented executives, as nominees for Enjoy’s Board of Directors,” said Mr. Johnson. “Enjoy’s Board will have the right expertise and broad skill set to help management accelerate our growth in our next phase as a public company. I am eager to partner with these distinguished individuals as we create the next disruptive channel in retail, deliver our beloved personalized experiences to more customers around the world and continue reinventing ‘Commerce at Home.’”

Denise Young Smith

Ms. Denise Young Smith recently closed a two-decade career with Apple Inc. She has served residencies and advised in academia at Cornell Tech (Cornell Ithaca’s graduate school tech campus in Manhattan), at Colorado College and at various Historically Black Colleges and Universities. At Apple, Ms. Young Smith led the talent and cultural experience for much of the company’s retail store initiative, expanding to more than 400 stores globally before being promoted to the Chief HR role, reporting to Apple’s CEO, Tim Cook. She also served as Apple’s first ever Vice President of Inclusion and Diversity, leading the company’s efforts to see its full ecosystem become as inclusive as possible. Ms. Young Smith earned her B.A. in Communications and Journalism from Grambling State University.

Salaam Coleman Smith

Ms. Salaam Coleman Smith is a media industry leader with extensive business, creative and operating expertise forged through her 20+ year career at three Fortune 500 Media companies building some of the most powerful brands in entertainment, including The Walt Disney Company, Comcast NBCUniversal and Viacom. She serves on the Boards of Directors of Pinterest and Gap Inc. At The Walt Disney Company, Ms. Coleman Smith served as Executive Vice President at the Disney ABC Television Group overseeing Strategy and Programming for ABC Family and Freeform. Previously, she had a distinguished 10+ year tenure at Comcast NBCUniversal where she served as President of Style Media and steered the successful scaling of a fast-growing, multi-platform television network and fashion and lifestyle brand. Prior to joining Comcast NBCUniversal, Ms. Coleman Smith worked at Viacom where she served as a senior executive within MTV Networks International and directed programming strategy for Nickelodeon’s global expansion in Europe, Asia and Latin America. Ms. Coleman Smith earned her B.S. in Industrial Engineering from Stanford University.

About Enjoy Technology

Enjoy Technology is a technology-powered platform reinventing “Commerce at Home” to bring the best of the store directly to the customer. Enjoy has formed multi-year commercial relationships with some of the leading consumer brands to bring the products, services and subscriptions their customers love through the door directly in the comfort and convenience of their homes. Co-founded by Apple retail strategist, Ron Johnson, Enjoy has pioneered a new retail experience that we believe can do everything a traditional retail experience offers, but better, through its Mobile Stores. Enjoy currently operates in the United States, Canada and the United Kingdom. Headquartered in Palo Alto, CA, Enjoy is leading the reinvention of “Commerce at Home.” To learn more about Enjoy, please visit: www.enjoy.com.

About MRAC

Marquee Raine Acquisition Corp. is a newly incorporated blank check company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Marquee Raine is sponsored by an affiliate of The Raine Group, a leading growth TMT-focused advisory and investment platform, and affiliates of Marquee Sports Holdings, a successful sports, media, entertainment and hospitality company led by the Ricketts family. The management team and sponsors of Marquee Raine have successfully taken actions as advisors, investors, and operators of companies ranging from early-stage venture businesses to large corporate conglomerates in order to create shareholder value.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Enjoy and MRAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. MRAC has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus will contain important information about the proposed transaction and the other matters to be voted upon at an extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov.

The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022.

Participants in Solicitation

MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Enjoy and MRAC. These forward-looking statements generally are identified by the words “believe,” “strategy,” “opportunity,” “plan,” “propose,” “forecast,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations of the Company’s and MRAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and MRAC. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MRAC’s securities, (ii) the risk that the transaction may not be completed by MRAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by MRAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”) by the shareholders of MRAC, the satisfaction of the minimum amount following redemptions by MRAC’s public shareholders and the receipt of certain governmental and regulatory approvals in MRAC’s trust account, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Enjoy’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Enjoy, (ix) the outcome of any legal proceedings that may be instituted against Enjoy or against MRAC related to the Merger Agreement or the proposed business combination, (x) the ability to maintain the listing of MRAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Enjoy operates, variations in operating performance across competitors, changes in laws and regulations affecting Enjoy’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive retail e-commerce industry, (xiv) the potential benefits of the proposed business combination (including with respect to shareholder value), (xv) the effects of competition on Enjoy’s future business, (xvi) risks related to political and macroeconomic uncertainty, (xvii) the amount of redemption requests made by MRAC’s public shareholders, (xviii) the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future and (xix) the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s final prospectus filed on December 16, 2020 and the Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, in each case, under the heading “Risk Factors,” and other documents of MRAC’s filed, or to be filed, with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Enjoy and MRAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Enjoy nor MRAC gives any assurance that either Enjoy or MRAC, or the combined company, will achieve its expectations.